November 3, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Coleman and Karl Hiller

Re:	Sibanye Stillwater Limited
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 24, 2023
File No. 333-234096

Dear Messrs. Coleman and Hiller:

I refer to your letter dated October 5, 2023 (the “October Comment Letter”), setting forth comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in connection with our September 28, 2023 response letter (the “September Response Letter”) to the Staff’s comment letter dated August 23, 2023 relating to the annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) of Sibanye Stillwater Limited (the “Company” and, together with its subsidiaries, “Sibanye-Stillwater” or the “Group”) (File Number 333-234096).

Sibanye-Stillwater’s responses to the Staff’s October Comment Letter are set forth below. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the October Comment Letter in italicized text and have provided our responses immediately following each numbered comment. Capitalized terms that are not defined in this response letter have the meaning given to them in the September Response Letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Exhibits, page 64

1.	We understand from your response to prior comments that you prefer to limit compliance to future filings of the annual report and future filings of the technical report summaries. However, we believe that you should obtain and file revised technical report summaries in an amendment to the Form 20-F that is currently under review or no later than when your 2023 annual report on Form 20-F if you are able to support a delay based on materiality. Please clarify your response relative to this timeframe.

Response:

The Company acknowledges the Staff’s comment and respectfully advises that it plans to file Amendment No. 1 to the 2022 Form 20-F (the “2022 20-F Amendment”) with the Commission by no later than December 31, 2023 (unless otherwise discussed with the Staff), in which it will (i) file as Exhibit 96.1 a revised technical report summary for the Company’s US PGM property for the fiscal year ended December 31, 2021, incorporating indicative changes set out in the September Response Letter; and (ii) file as Exhibit 96.7 a revised technical report summary for the Company’s Keliber property for the fiscal year ended December 31, 2022 incorporating indicative changes set out herein and in the September Response Letter (the “Amended 2022 Keliber Technical Report Summary”).

96.7 Technical Report Summary of Keliber Lithium Project, page 65

2.	We note your response to prior comment 6 appears to be limited to proposed revisions that would reference a 2021 Wood Mackenzie report and a March 2022 Fastmarkets report, though without providing the content pertaining to market studies that is prescribed by Item 601(b)(96)(iii)(B)(16) of Regulation S-K.

The technical report summary should include a detailed description of the commodity pricing and demand for the 4.5% spodumene concentrate along with any details that are necessary to support the volumes of product and pricing used in the cash flow analysis.

Please further discuss these requirements with the qualified persons involved in preparing the report and arrange to obtain and submit the revisions that are proposed.

Response:

The Company acknowledges the Staff’s comments and will revise its disclosures to fully comply with Item 601(b)(96)(iii)(B)(16) of Regulation S-K in the Amended 2022 Keliber Technical Report Summary to be filed as Exhibit 96.7 to the 2022 20-F Amendment.

In Appendix A, the Company has produced the revised market studies disclosure to be included as Section 15 of the Amended 2022 Keliber Technical Report Summary (the “Amended Market Studies Disclosure”), which provides a detailed description of the commodity pricing and demand for the 4.5% spodumene concentrate to support the volumes of product and pricing used in the cash flow analysis of the Amended 2022 Keliber Technical Report Summary. For the avoidance of doubt, the Amended Market Studies Disclosure will replace Section 15 of the technical report summary for the Keliber property for the fiscal year ended December 31, 2022 (the “2022 Keliber Technical Report Summary”) in its entirety.

For completeness, the Company has also reproduced Section 18 and Section 23.1 of the 2022 Keliber Technical Report Summary in Appendix A with proposed additions highlighted in yellow, including those additions previously presented in the September Response Letter. All indicative changes set out in Appendix A will be incorporated into the Amended 2022 Keliber Technical Report Summary to be filed as Exhibit 96.7 to the 2022 20-F Amendment.

*****

If you have any questions or further comments, please contact me at your earliest convenience at +27 11 278 9700.

Sincerely,

/s/ Charl Keyter
Charl Keyter
Chief Financial Officer
Sibanye Stillwater Limited

cc:	Jacques le Roux, Sibanye Stillwater Limited
Robert Van Niekerk, Sibanye Stillwater Limited
Stephan Stander, Sibanye Stillwater Limited
Jeffrey Cohen, Linklaters LLP
Igor Rogovoy, Linklaters LLP
Lance Tomlinson, Ernst & Young Inc.

Appendix A

Amendments to Exhibit 96.7 – Keliber Lithium Project Technical Report Summary

SEC Comment 2

Proposed amendments Section 15 (page 188 – 189 of 2022 Keliber Technical Report Summary)

The Company will replace Section 15 in its entirety with the following:

15 MARKET STUDIES

[§229.601(b)(96)(iii)(B)(16)]

The summary below is based on a 2021 Lithium Market Study conducted for Kaustinen/Kokkola DFS, by Wood Mackenzie (the Wood Mackenzie Report), as well as an independent verification lithium market study done by Fastmarkets. (2022) (the Fastmarkets Report). These market analyses cover the period up to 2031 (Wood Mackenzie) and 2033 (Fastmarkets), for which reasonably accurate market supply and demand projections were available. This period will also coincide with the bulk of the financial pay-back period for the Keliber project. Beyond 2031, market supply/demand information is scarcer and more uncertain (less reliable) but given the significant trend in electrification and the growth in use of batteries in the electric vehicle (EV) sector; coupled with the significant coinciding market deficit forecasted in 2031, it can reasonably be assumed that demand for lithium derived products will persist, supporting the commercial production of spodumene concentrate.

15.1 Context

The Keliber project is a vertically integrated project that includes the mining of spodumene ore, concentrating the ore and then conversion of spodumene concentrate into battery grade lithium hydroxide. The concentrator will be sited at Paivaneva. From here the spodumene concentrate will be trucked to the Keliber owned and operated ‘Cleantech’ Chemical Plant at Kokkola Industrial Park, where a battery grade lithium hydroxide monohydrate (LiOH.H2O) will be produced along with analcime sand.

A series of tests were completed to determine the production parameters of lithium hydroxide from spodumene ore, including the proprietary Metso-Outotec lithium hydroxide process at pilot scale. This included a continuous hydrometallurgical pilot plant trial that was conducted at Metso-Outotec’s Pori Research Centre from 7 to 24 January 2020 on converted Syväjärvi concentrate. There is sufficient evidence in the pilot plant results to give confidence that the design recovery figure can be achieved in practice, following a suitable ramp-up period.

The Keliber project is likely to be the first implementation of this specific lithium hydroxide flowsheet. While the individual unit processes are not novel, and while the Syväjärvi (2020) and Rapasaari (2022) pilot trials have significantly de-risked the flowsheet, a residual risk remains, as it does with the first example of any novel technology. Metso Outotec will also provide a process guarantee for the plant, although such a guarantee does not ultimately guarantee a process that will work so much as it defines the extent of financial compensation that will apply should it not. SEC Regulation S-K 1300 prohibits the declaration of Mineral Reserves based on novel/non-commercialized technology, and as such it should be noted that the Mineral Reserves for Keliber have been declared based on production of a 4.5% spodumene concentrate, which was tailored to suit the lithium hydroxide refinery, and that a ready market exists for the concentrate. Typical spodumene concentrates from pegmatite orebodies grades closer to 6% spodumene, and the option exist for the Keliber project to make such a product. Given the intention to refine all the concentrate at the Keliber refinery, no contracts have been entered into for the sale of the concentrate to be produced, and it is assumed that the same terms, rates or charges could be obtained had the contract been negotiated at arm's length with an unaffiliated third party.

15.2 Uses of Spodumene Concentrate

According to the Fastmarket Report, spodumene concentrate is processed into lithium carbonate and lithium hydroxide. Their main industrial use is in the production of cathodes and electrodes for rechargeable batteries. Lithium hydroxide is preferred in the battery manufacturing industries, especially in the EV production, as it increases the performance of the battery, allowing EVs to have a higher usability range before needing a recharge. It is also used as a thickener in lubricating grease as it is resistant to water and high temperatures and can sustain extreme pressures. Other uses for lithium are in mobile phones, electronic devices, laptops, and digital cameras.

Figure 15.1 Global lithium usage by end-market – 2016, 2021 (%, LCE basis)

Looking forward, traditional applications are expected to continue to grow each year at 1-3% in line with their respective sectors but should continue to lose market share to battery demand. According to the Fastmarkets Report, traditional sectors are expected to consume 192.5 kt of LCE in 2033 – an increase of 3.0% compound average growth rate (CAGR) each year between 2021 and 2033. This compares to 3,102.4 kt of expected LCE demand in 2033 from batteries for eMobility applications and energy storage solutions – annual increases of 22.3% CAGR over the same years.

15.3 Lithium Value Chain

Figure 15.2 below from the Wood Mackenzie Report, provides an overview of the lithium value chain in 2020. Raw materials are shown in blue and brown, representing the source of refined production and technical grade mineral products consumed directly in industrial applications. There are a number of refined lithium compounds, shown in green. Refined products may be processed further into specialty lithium products, such as butyllithium or lithium metal, shown in grey. Demand from major end-use applications is shown in orange with the relevant end-use sectors shown in yellow.

Of note is that spodumene concentrate, as a raw material, predominantly gets converted into Lithium Carbonate and Lithium Hydroxide, for use in making batteries to support the automotive/transport sector.

Figure 15.2 The lithium value chain

Within the Li-ion battery value chain, lithium is used in manufacturing of cathode materials, electrolyte and anode materials, with cathodes accounting for 94% of total lithium consumption in 2020. In 2020, roughly 52% of the global cathode market was divided between 15 first-tier manufacturers, including 8 manufacturers from China, while the remaining 48% market share is divided between around 100 companies globally.

15.3 Supply and demand (Based on the Wood Mackenzie Report)

In the case of absence of the ‘Cleantech’ Chemical Plant at Kokkola (which is planned to use all the spodumene concentrate from the Keliber project), the spodumene concentrate will have to be sold into the international conversion market.

Demand

Demand for spodumene concentrate is driven by a demand for lithium in the first instance.

Demand growth for lithium since 2009 has been driven by the rapidly increasing use of lithium in rechargeable battery applications in the form of lithium carbonate and more recently lithium hydroxide. From 2014-2020, demand growth for lithium has averaged 13.7% per year. The largest first use market for lithium is rechargeable batteries, which accounted for 71% of global demand in 2020 and is expected to increase further beyond that. The next largest first use market in 2020 was ceramics (7%), followed by glass-ceramics (6%). Other smaller first uses of lithium include greases, metallurgical powders, glass, polymers, air treatment and primary batteries.

Demand growth for lithium in rechargeable batteries averaged 29.6% per year between 2014-2020. Rechargeable batteries have accounted for over 50% of lithium demand each year since 2017. Unlike most other major first-use applications, demand from rechargeable batteries continued to increase in 2020, despite disruption caused by the COVID-19 pandemic and related lockdowns. With the exception of air treatment, where lithium use has fallen throughout the past decade, all first-uses for lithium have also experienced growth over the period, albeit at slower rates than the rechargeable battery sector.

The Wood Mackenzie Report forecasts global lithium demand to increase by 19.8% per year in the 2020-2031 period, reaching a total of 2.84 Mt in 2031. Growth will be predominantly driven by increasing battery production, with 2,733 GWh capacity required across all end-use applications by 2031. Regulation globally pushing for stricter CO2 emissions limits by 2030 continues to force automotive original equipment manufacturers (OEMs) to shift to hybrid and battery EVs (BEVs) models, a challenge which some OEMs have progressed with significantly since mid-2020, particularly in North America and Europe. The use of Li-ion batteries in EVs is embedded into the growth trend, with little risk that a significant change in technology will occur in the short to mid-term.

Longer term, the development of next-generation battery technologies has the potential to both disrupt or accelerate lithium demand growth, dependent upon the prevalent technology.

The demand for lithium, by products, as demonstrated in Figure 15.3, is dominated by lithium carbonate and lithium hydroxide, accounting for 70.9% of total demand in 2020. Battery-grade lithium carbonate and hydroxide demand is forecast to increase by 16.6% per year and 25.9% per year respectively in the period to 2031, reaching 863.2 kt LCE and 1,646.1 kt LCE respectively. The preference in the automotive sector to increase vehicle range will inevitably shift battery production toward nickel-rich chemistries, which in turn will see demand for lithium hydroxide increase faster than demand for lithium carbonate.

Figure 15.3 Global demand for lithium by product, 2014 -2031 (Kt LCE)

In 2020, China was the largest consumer of lithium, accounting for 63% of total demand or 243.1 kt LCE. Chinese demand has increased by 15.2% per year since 2014, largely through rapid expansion of the domestic Li-ion battery sector with supplementary growth in industrial end-use markets. European demand has also risen significantly in the period since 2014, with the majority of growth occurring in the period since 2018 with greater Li-ion battery manufacturing taking place in the region.

European demand growth is strongly supported by both government legislation and private investments with several battery production facilities in Sweden, Germany, France, and the UK, amongst others, planned for commissioning over the period to 2031.

Figure 15.4 Global demand for lithium by region, 2014 -2031 (Kt LCE)

Until 2017, there was little Li-ion battery manufacturing capacity in Europe, however, in the past few years, the region has made impressive progress. In 2020, Europe had Li-ion battery manufacturing capacity of 39.9 GWh, accounting for 5.7% of the global manufacturing capacity. The Wood Mackenzie Report forecasts the European Li-ion battery manufacturing capacity could reach 1,040 GWh by 2030.

The global distribution of mineral conversion facilities (Refineries) where Spodumene Concentrate from the Keliber project can alternatively be converted to lithium carbonate and lithium hydroxide is highly concentrated in China. On a country basis, China controlled over two thirds of global refined production in 2020, with Chile and Argentina in second and third at 19% and 6% respectively. Production from Chile and Argentina is solely from brine operations and is not suitable to treat spodumene concentrates. This compares to China’s diversified production from both mineral and brine sources, where it currently controls over 99% of mineral conversion production globally.

In 2021, global production of refined compounds was forecasted to total 636.3 kt LCE. Based on announced capacity expansions, output is forecast to increase at a CAGR of 7.9% to 2031. Under this scenario, production is forecast to surpass 1.0 Mt LCE in 2026 before reaching 1.2 Mt LCE by 2031. China is expected to remain the largest centre for refined lithium production – the country was forecasted to account for 71.4% of global production in 2021, with output from both mineral conversion, reprocessing and lithium brine sources.

Mineral conversion companies have increasingly sought to integrate upstream, in efforts to remove supply-chain risk and additional margin between the mineral concentrate and mineral conversion stages. Despite this, the development of new production capacity reliant upon the free-market or off-take agreements with mineral concentrate producers has outpaced integrated production in terms of year-on-year growth between 2014-2020. Between 2015-2020, production from integrated refined capacity has increased at a CAGR of 19.9%. Production from independent capacity has increased at a faster rate of 43.6% per year over the same period, although the growth has occurred from a very low base. This would suggest that there will be an increasing number of refineries to which the Keliber spodumene concentrate could be sold to.

In 2020, production of lithium compounds by mineral conversion totalled 230.4kt LCE, increasing 4.8% from 219.8 kt LCE the previous year. Together, the two largest mineral converters Ganfeng Lithium and Tianqi Lithium, formed 34.8% of global production in 2020 with combined output of 80.1 kt LCE across four facilities in China. If spodumene mineral conversion is only considered, Ganfeng and Tianqi’s market share jumps to over 45% of global production in 2020.

Supply

Mine Supply

Between 2014 and 2019, growth in mine production of chemical-grade mineral concentrates averaged 43.2% per year. A peak level was reached in 2019 at 264.0 kt, before production fell to 232.9 kt in 2020 due to a slump in demand and build-up of inventories. Based on announced capacity expansions and new project schedules, production of mined chemical grade mineral concentrates is forecast to increase at a CAGR of 11.2% from 2020-2031, with total production reaching 745.9 kt LCE.

Figure 15.5 World mine production of chemical-grade mineral concentrate by country, 2014-2031 (Kt LCE)

Mined chemical-grade mineral concentrate production is dominated by Australian operations, which had a combined capacity of 221.8 kt LCE in 2020, including projects on care and maintenance. This volume accounts for 85% of global mined chemical-grade production. Production growth up to 2019 was underpinned by expansions and commissioning of new capacity, particularly in 2017, when Australian chemical-grade mineral concentrate production increased by 103% year-on-year in response to high lithium compound and spodumene concentrate prices. Most of the world’s large lithium mines are in Australia and their output of spodumene concentrates or DSO (Direct Shipped Ore) is destined almost entirely for mineral conversion facilities in China. As shown in Figure 15.5, from 2020-2031, growth in mine production of chemical-grade mineral concentrate will largely be driven by Australia, with a forecast CAGR of 12.4% over the period to 632.0 kt LCE.

Production of mined chemical-grade concentrate in China fell sharply in 2018 to 13.7 kt LCE from 20.1 kt LCE in 2017, as a result of large volumes of material from Australia being made available to Chinese consumers. This increased supply led to prices falling and the Chinese operations becoming less competitive, resulting in lower production. The suspension of production at some Australian operations caused a resurgence in Chinese domestic production during 2019 and 2020, with mine production of chemical-grade mineral concentrate in 2020 totalling 50.8 kt LCE. Chinese production of mined chemical-grade mineral concentrate accounted for 21.8% of world production in 2020. This is forecast to grow at a CAGR of 6.5% to 2031, reaching production levels of 101.0 kt LCE. Despite this growth, China’s production is forecast to decline to 13.5% of global production by 2031.

Refined Lithium Production

Lithium Carbonate

The production of refined lithium compounds is derived from output from mineral conversion, brine production, low-grade compound upgrading/reprocessing and recycling refineries.

In 2020, global refined production of lithium carbonate totalled 333.5 kt LCE. Global refined production increased at a CAGR of 19.8% in the 2014-2020 period, driven by expansions to brine operations in South America and new and expanding mineral processing facilities in China. Brine-based production has been the dominant source of carbonate output, accounting for 53% of total production in 2020. Production in South America continues to dominate carbonate output from lithium brine operations. The strong growth in demand for lithium carbonate for use in the Li-ion battery industry has led to producers targeting production of battery-grade lithium carbonate rather than production of technical-grade lithium carbonate which is simpler and cheaper to produce. Battery-grade output accounted for 53% of production in 2020, compared to 36% in 2014.

Technical-grade lithium carbonate production increased from 60.2 kt LCE in 2014 to 160.2 kt LCE in 2020, with the commissioning of new lithium brine and mineral processing facilities where production of technical-grade lithium carbonate is common ‘first product’, while the plant goes through commissioning stages towards steady-state. A number of facilities were reported to sell off-spec battery grade lithium carbonate as technical grade material, which boosted technical-grade supply.

Global refined lithium carbonate production is forecast to increase at a CAGR of 7.0% in the 2020-2031 period to reach 784.2 kt LCE. Refined lithium carbonate production is expected to be dominated by production from brine in the coming years.

Lithium Hydroxide

In 2020, global lithium hydroxide production totalled 140.3 kt LCE. Global production increased at a CAGR of 30.7% in the 2014-2020 period. Unlike carbonate, hydroxide is expressed on a final product basis as it is truest reflection of total hydroxide production. This comes as a result of lithium hydroxide being an end-user product by nature and deriving from two main sources: mineral conversion, and carbonate conversion.

Lithium hydroxide production has seen rapid and sustained growth since 2014, although production continues to lag significantly behind lithium carbonate. From a product point of view, producers have responded to end-users’ shifting demand preferences to battery-grade products for use in lithium-ion batteries. Battery-grade hydroxide production totalled 125.3 kt LCE in 2020, representing 89% of lithium hydroxide production compared to 24% in 2014.

Up to 2018, carbonate conversion was the dominant source of refined lithium hydroxide output. During 2019, production from mineral concentrates became the dominant source, accounting for 53% of production, which increased to 61% in 2020. The increase in mineral conversion production of lithium hydroxide has been led by Chinese based refineries. Chinese output increased from 43.9 kt LCE in 2018 to 112.6 kt LCE in 2020.

In the 2020-2031 period, lithium hydroxide production is forecast to increase at a CAGR of 14.6% to reach 627 kt LCE.

The commissioning of large-scale lithium hydroxide facilities in Australia and China in the coming years is expected to increase the dominance of mineral processing over carbonate conversion for refined lithium hydroxide production. Mineral processing is forecast to account for 82% of refined lithium hydroxide production in 2031, up from 71% in 2021.

On a country basis, China controlled over two thirds of global refined production in 2020, with Chile and Argentina in second and third at 19% and 6% respectively. Production from Chile and Argentina is solely from brine operations at Salar de Atacama, Hombre Muerto and Olaroz. This compares to China’s diversified production from both mineral and brine sources, where it currently controls over 99% of mineral conversion production globally.

Spodumene Concentrate

There is not a secondary market for spodumene concentrate, and as such the reported price is determined by contracts between producers and offtakes (who are in this case either integrated producers or third-party refiners). Demand outlook for spodumene concentrate is directly linked to the outlook for lithium, with some bias towards lithium hydroxide demand as it involves fewer processing stages (i.e., lower refining cost) than from using brines. A 4.5% spodumene concentrate, as opposed to a 6% spodumene concentrate is still expected to be in demand, albeit at a reduced price.

15.4 Market Balance (Based on the Wood Mackenzie Report)

Figure 15.6 below illustrates the forecast lithium compound (including hydroxide and carbonate) market balance for the 2022-2031 period. The Wood Mackenzie Report forecasts surpluses of total lithium chemical in the next few years. In 2024, a surplus of 446 kt LCE is forecast as significant projects are entering the market. As demand is forecast to rise in the coming years, a supply response is likely and would be provided for by increasing significant latent and dormant industry capacity utilisation. The supply surplus, however, is not even across products and grades with significant brine projects entering the market supplying lithium carbonate, while demand will be a mix of battery-grade lithium carbonate and battery-grade lithium hydroxide. As a result, prices are expected to behave differently to what would be expected by the overall lithium chemical balance.

Figure 15.6. Global lithium compound market balance, 2022-2031 (kt LCE)

Between 2023 and 2026, the market is forecast to be relatively balanced, with residual stocks and initial volume from new projects alleviating periods of tightness according to the Wood Mackenzie Report. This period of balancing is the core theme of the medium-term outlook set out in the Wood Mackenzie Report. Such a period is largely predicated on re-commissioning capacity on care and maintenance and the timely construction of additional projects. Should either fail to take place, sustained demand growth would orchestrate the beginning of structural supply deficits by 2027. Regardless, the Wood Mackenzie Report considers this period the transitional phase from relative tightness to supply deficit, though it is unclear at what stage this may eventuate.

In the long-term, however, the refined market is forecast to enter a period of supply deficit, particularly beyond 2027. Assuming all new supply in the base case of the Wood Mackenzie Report, care and maintenance and additional new projects are brought online, there is potential for the market to remain supply sufficient until 2027. Although the likeliness of this taking place according to recent track records of project financing, development and commissioning would suggest otherwise. Beyond 2027, the Wood Mackenzie Report forecasts significant structural market deficits arising. It is salient not to view this period as purely from a market deficit quantification point of view. Conversely, the Wood Mackenzie Report considers these events to reflect the ‘investment requirement’ of supply rather than what is suggested to transpire. This is mostly due to the higher level of uncertainty and variables to account for.

Assessing the market price of spodumene concentrate remains challenging as no official trading index exists. International trade is carried out on a generic product code and the number of suppliers remain very limited. Historically, only Talison Lithium Pty Ltd (Talison) has been producing spodumene concentrate but with production starting at Mt Cattlin and Mt Marion in 2017 the dynamics of the market changed to include ‘arm’s length’ or ‘related’ prices rather than prices for fully integrated sales. In recent years, a ‘market price’ approach has been taken by all producers to ensure compliance with taxation requirements in Australia, as well as to ensure the value of a dynamic lithium compound market is captured at the resource side of the market. In 2014, the price of chemical-grade spodumene concentrate averaged US$386/t CIF China, increasing to a peak of US$1,031/t in 2018 before dropping to US$440/t in 2020.

Figure 15.7 Average annual contract price forecast for chemical grade spodumene (US$t)

Sustained higher lithium carbonate and lithium hydroxide prices, as well as increasing demand for chemical grade spodumene concentrates, were expected to support contract prices increasing substantially to average US$670/t CIF Asia in Q4 2021, before rising further to average US$926/t in 2022. Spot prices for chemical grade spodumene concentrate are expected to remain at current high levels as demand for limited non-contracted volume increases in line with increasing demand for lithium chemicals.

Under the base case, the Wood Mackenzie Report forecasted contract prices of chemical-grade spodumene concentrate to rise to US$1,051/t in 2023, before declining to US$796/t in 2024, followed by a steady rise to US$1,142/t by 2031. For the purpose of the financial analysis of the Keliber project, a price adjustment to 75% of a 6% concentrate has been assumed, as a direct method to ensure both revenue and costs remains consistent.

Proposed amends to Section 18 (page 207 of 2022 Keliber Technical Report Summary)

Proposed additions in yellow.

Plant recovery is a critical success factor. The factors that drive recovery are discussed in detail in the mining and processing sections and are not repeated here. The financial performance is reliant on the efficiency of the ore sorting, both through removal of waste and ensuring that there is no loss of contained lithium.

During the period when Keliber is operating as a vertically-integrated Mine, Concentrator and Refinery, the concentrate grade will be adjusted to optimised the overall economics. In this hypothetical case, a concentrate grade has been estimated to feed into the third-party concentrate market. Although a 4.5% spodumene concentrate is not a typical product, according to Wood Mackenzie (2021) and Fastmarkets March (2022), there is a demand for this product in Europe and this particular concentrate is appealing to glass manufacturers due to the low iron content. See Chapter 15 (Market Studies) for a detailed description of the commodity pricing and demand for the 4.5% spodumene concentrate. The potential premiums for the product and the low impurities are considered to offset the discount that could be applied for the lower product concentration (25% reduction).

The spodumene concentrate grade can be increased to 6% but this would introduce other uncertainties given that the detailed work has been done on the 4.5%, which is considered optimal for the integrated business.

The feed to the plant is driven by the production from the open pit sources. No changes have been made to the DFS schedules developed, the underground tonnes have just been omitted from the schedule. This is obviously not optimal but, absent a specific study to confirm new numbers, it is not possible to be certain that a new schedule would be achievable.

The concentrate production is as per the detailed DFS financial model but limited to the open pit ore. This directly drives the revenue along with the forecast price. The costs are based on the DFS but adjusted to reflect the lower tonnages for the periods where the underground tonnes are excluded.

The economic analysis is inherently a forward-looking exercise. These estimates rely upon a range of assumptions and forecasts that are subject to change depending upon macro-economic conditions, operating strategy and new data collected through future operations. The economic assessment described here is premised on a prefeasibility study that exploits only Mineral Reserves. There is no certainty that this economic assessment will be realized.

The final cash flows presented are summarised cash flows. Detailed analysis of the mining and processing costs are presented in the respective sections.

Proposed additions to Section 23.1 - Documents provided by the Company (page 225 of 2022 Keliber Technical Report Summary)

Proposed additions in yellow.

23.1 Documents provided by the Company

Afry Finland Oy. (2021). Keliber Lithium Project – Definitive Feasibility Study Site Water Management Plan. Project ID: 101016050-003.

Alviola, R., Mänttari, I., Mäkitie, H. and Vaasjoki, M. (2001). Svecofennian rare-element granitic pegmatites of the Ostrobothnian region, Western Finland; their metamorphic environment and time of intrusion. Special paper 30:9- 29," Geological Survey of Finland, GTK, 2001.

Ahtola, T. (ed.), Kuusela, J., Käpyaho, A. & Kontoniemi, O. (2015). Overview of lithium pegmatite exploration in the Kaustinen area in 2003–2012. Geological Survey of Finland, Report of Investigation 20, 28 pages, 14 figures and 7 tables.

Bradley, D., and McCauley, A. (2016). A Preliminary Deposit Model for Lithium-Cesium-Tantalum.

Černý, P. and Ercit, T. S., (2005). The Classification of Granitic Pegmatites Revisited. The Canadian Mineralogist

43: 2005–26.

Fastmarkets. (2022). Lithium Market Study (Independent verification Study). March 2022.

Hatch (2019). Keliber Lithium Project Definitive Feasibility Study Report. p.64.

Hills, V. (2022). Email from Vic Hills to Andrew van Zyl and others, dated 07 February 2022.

Keliber (2022) Keliber_Economic_Model_v2.5.1_LoMvDFS21_SSW adjustments (ID 36372) RSa 18122022.xlsx Keliber (2023a), Email from Lassi Lammassaari entitled SRK SA:n tietopyyntö, 3 March 2023

London, D. (2016). Rare-Element Granitic Pegmatites. In. Reviews in Economic Geology v.18. pp 165-193. Society of Economic Geologists 2016

Pöyry Finland Oy. (2017).Preliminary Slope Design Study of Syväjärvi, Rapasaari, Länttä and Outovesi deposits.

Pöyry Finland Oy. (2018). Rock mechanical investigation of the Syväjärvi and Rapasaari Li-deposits. 13 November 2018. Project number 101009983-001. Confidential. 35pp.

Pöyry Finland Oy, (2019). Rock mechanical investigation of the Emmes and Outovesi Li deposits. Pöyry Finland Oy. (2019a). Rock mechanical investigation of the Länttä Li-deposit.

SRK Consulting (Finland) Oy ("SRK Finland"). (2015). Syväjärvi Pit, Geotechnical Slope Design. September 2015. Project number FI626. 24pp.

Vaasjoki, M., Korsman, K. & Koistinen, T. (2005). Overview. In: Precambrian geology of Finland: key to the evolution of the Fennoscandian Shield. Developments in Precambrian geology 14. Amsterdam: Elsevier, 1–17.

Wood Mackenzie. (2021). 2021 Lithium Market Study for Kaustinen/Kokkola DFS. 20 December 2021.

WSP Global Inc. (WSP) (2022). Keliber Lithium Project Definitive Feasibility Study Report.

WSP Global Inc. (2022a). Keliber Lithium Project. Definitive Feasibility Study Report. Volume 1: Executive Summary. Final. 1st February 2022. Confidential. 62pp.

WSP Global Inc. (2022b). Keliber Lithium Project. Definitive Feasibility Study Report. Volume 2: Chapters 2-12. Draft. 11 January 2022. Confidential. 108pp.

WSP Global Inc. (2022c). Keliber Lithium Project. Definitive Feasibility Study Report. Volume 3: Chapters 13-17. Draft. 18 January 2022. Draft. Confidential. 411pp.

WSP Global Inc. (2022d). Keliber Lithium Project. Definitive Feasibility Study Report. Volume 4: Chapters 18-19. Draft. January 2022. Confidential. 255pp.

WSP Global Inc. (2022e). Keliber Lithium Project. Definitive Feasibility Study Report. Volume 5: Chapter 20. Draft. January 2022. Confidential. 114pp.

WSP Global Inc. (2022f). Keliber Lithium Project. Definitive Feasibility Study Report. Volume 6: Chapters 21-26. Draft. 27 January 2022. Confidential. 91pp.

WSP Global Inc. (2022g). Keliber Lithium Project. Definitive Feasibility Study Report. Volume 7: Appendices List. Draft. 11February 2022. Confidential. 1pp.